AB 1/25

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06050319

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED DEC 2 2 2006 WASH, DC 213 SECTION

SEC FILE NUMBER
8-41790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/05 (MM/DD/YY) AND ENDING 10/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NBF SECURITIES (USA) CORP.

OFFICIAL USE ONLY
25541
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Exchange Tower, 130 King Street West, Suite 3200
(No. and Street)

Toronto (City) Province of Ontario, Canada (State) M5X 1J9 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Alain Legris (514) 879-5380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE
(Name – *if individual, state last, first, middle name*)

1 Place Ville-Marie, Suite 3000 (Address) Montreal (City) Province of Quebec, Canada (State) H3B 4T9 (Zip Code)

PROCESSED
JAN 29 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alain Legris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NBF SECURITIES (USA) CORP., as of October 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Executive Vice President & Chief Financial Officer

Title

Notary Public

Commissaire à l'Assermentation
102 631
Catherine Syrard
Tous les districts judiciaires du Québec

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NBF SECURITIES (USA) CORP.

(SEC I.D. No. 8-41790)

Balance sheet and supplemental schedules for the year ended October 31, 2006 and for the thirteen-month period ended October 31, 2005 and independent auditors' report and supplemental report on internal control

Filed pursuant to Rule 17a-5(e)(3) under the *Securities Exchange Act of 1934* as a public document

NBF SECURITIES (USA) CORP.
Table of contents

Deloitte.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-5321
Fax: 514-390-4111
www.deloitte.ca

Independent auditors' report

To the Stockholders of
NBF Securities (USA) Corp.

We have audited the accompanying balance sheets of NBF Securities (USA) Corp. (the "Company") as of October 31, 2006 and October 31, 2005, that you are filing pursuant to Rule 17a-5 under the *Securities Exchange Act of 1934*. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of NBF Securities (USA) Corp. at October 31, 2006 and October 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

December 15, 2006

NBF SECURITIES (USA) CORP.

Balance sheet

As at October 31, 2006
(in U.S. dollars)

	October 31, 2006	October 31, 2005
	$	$
Assets		
Cash and cash equivalents	**8,743,032**	8,921,767
Cash deposit with clearing broker	**100,000**	100,000
Investment in marketable securities	**10,719**	-
Amounts receivable from clients (Note 3)	**40,942**	1,546,189
Amounts receivable from brokers and dealers (Notes 3 and 4(a))	**5,326,056**	9,006,744
Amounts receivable from a related party (Note 4(b))	**21,374,875**	15,266,306
Income taxes receivable	**500,394**	4,374,659
Furniture, equipment and leasehold improvements (Note 6)	**1,111**	2,212
Other assets	**136,809**	61,693
	36,233,938	39,279,570
Liabilities		
Amounts payable to clients (Note 3)	**1,373,040**	1,320,735
Amounts payable to brokers and dealers (Notes 3 and 4(a))	**3,993,957**	9,232,198
Amounts payable to a related company (Note 4(c))	**440,416**	850,494
Amounts payable - other	**966,692**	986,250
Deferred income taxes (Note 7)	**23,544**	340
	6,797,649	12,390,017
Stockholders' equity		
Class A preferred shares (Note 8)	**634**	634
Class B preferred shares (Note 8)	**12,405,823**	12,405,823
Common capital stock (Note 8)	**160,464**	160,464
Additional paid-in capital	**9,682,366**	9,682,366
Retained earnings	**7,187,002**	4,640,266
	29,436,289	26,889,553
	36,233,938	39,279,570

See notes to the balance sheet

Approved by the Board

....Director

....Director

(in U.S. dollars)

1. Description of business

The Company was incorporated under the *Companies Act* (Nova Scotia) on October 8, 2002, and began its business activities on January 2, 2003. The Company is a registered broker-dealer under the *Securities Exchange Act of 1934* and a member of the National Association of Securities Dealers (NASD). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of transactions.

2. Significant accounting policies

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 - *Accounting for Uncertainty in Income Taxes* - An Interpretation of FASB Statement No. 109 "FIN 48". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently analyzing the potential impact, if any, of FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measure on earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently analyzing the potential impact, if any, of SFAS 157 on its consolidated financial statements.

Basis of accounting

Customer securities transactions are recorded on a settlement date basis.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments in money market instruments with original maturities of three months or less that are not held for sale in the ordinary course of business.

2. Significant accounting policies (continued)

Financial instruments

The fair value of the Company's assets and liabilities that qualify as financial instruments approximates the carrying amounts presented in the balance sheet except for the preferred capital stock, which is described in Note 8.

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives based on the following methods and annual rates or periods:

Furniture	declining	20%
Computer equipment	straight-line	2 or 3 years
Leasehold improvements	straight-line	Lesser of terms of leases or estimated useful life

Income taxes

The Company uses the asset and liability method of accounting for deferred income taxes. Deferred income taxes are recognized based on the expected tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values, using the income tax rates in effect for the years in which the differences will reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Revenue recognition

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end exchange rates.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

(in U.S. dollars)

3. Amounts receivable from or payable to client and broker and dealer accounts

The Company monitors the credit standing of each of the customers and counterparties with which it conducts business. Client trades are settled in cash against delivery of securities.

Institutional client securities transactions with the Company are cleared by National Bank Financial Inc. ("NBFI"), a related company.

Amounts receivable from and payable to clients and brokers and dealers are due by the settlement date of the related trade transactions.

4. Related party transactions

(a) Included in the amounts receivable from brokers and dealers is a balance of $1,723,918 (2005 - nil) receivable from NBFI.

(b) The Company is subject to an operating agreement with NBFI. As at October 31, 2006, the Company had amounts receivable of $21,374,875 (October 31, 2005 - $15,266,306) from NBFI.

(c) Included in the amounts payable to brokers and dealers is a balance of nil (October 31, 2005 - $6,798,024) payable to NBFI.

(d) As at October 31, 2006, the Company had amounts payable of $440,416 (October 31, 2005 - $850,494) to Putnam Lovell NBF Securities Inc., a parent company.

(e) In the normal course of business, NBFI has guaranteed the performance by the Company of its settlement obligations to its customers and counterparties resulting from the Company's trades in securities and other financial instruments.

5. Net capital requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the *Securities Exchange Act of 1934,* which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. As at October 31, 2006, the Company had net capital, as defined, of $7,240,024 (2005 - $6,807,951), which was $6,990,024 (2005 - $6,557,951) in excess of its minimum net capital of $250,000.

(in U.S. dollars)

6. Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements at cost amount to $27,080 (2005 - $27,080). Accumulated depreciation amounts to $25,969 (2005 - $24,868).

7. Income taxes

As at October 31, 2006, the Company had recorded net deferred tax liabilities of $23,544 (2005 - $340), primarily attributable to temporary differences on unearned commissions.

8. Capital stock

Authorized capital stock :

100,000,000 common shares without nominal or par value

100,000,000 0.5 of 1% per month non-cumulative, non-voting and non-participating. Class A preferred shares having a par value of CDN$100 per share, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of the Class A shares, plus the dividends declared and unpaid

100,000,000 0.6 of 1% per month non-cumulative, non-voting and non-participating. Class B preferred shares without nominal or par value, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of the Class B shares, plus the dividends declared and unpaid

100,000,000 0.7 of 1% per month non-cumulative, non-voting and non-participating. Class C preferred shares without nominal or par value, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of the Class C shares, plus the dividends declared and unpaid

100,000,000 0.55 of 1% per month cumulative, non-voting and non-participating. Class D preferred shares having a par value of CDN$100 per share, redeemable at the option of the Company at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of the Class D shares, plus the dividends declared and unpaid

100,000,000 0.57 of 1% per month cumulative, non-voting and non-participating. Class E preferred shares without nominal or par value, redeemable at the option of the Company at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of the Class E shares, plus the dividends declared and unpaid.

(in U.S. dollars)

8. Capital stock (continued)

	October 31, 2006	October 31, 2005
	$	$
Issued and outstanding		
Preferred capital stock		
10 Class A preferred shares	**634**	634
1,000 Class B preferred shares	**12,405,823**	12,405,823
	12,406,457	12,406,457
Common capital stock		
25,010,000 Common shares	**160,464**	160,464
	12,566,921	12,566,921

The 10 Class A preferred shares issued and outstanding are retractable at a value of US$13,623,604 (CDN$15,265,249). The 1,000 Class B preferred shares issued and outstanding are retractable at a value of US$17,354,866 (CDN$19,446,127).

9. Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

Deloitte.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-5321
Fax: 514-390-4111
www.deloitte.ca

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

To the Stockholders of
NBF Securities (USA) Corp.

In planning and performing our audits of the financial statements and supplemental schedules of NBF Securities (USA) Corp. (the "Company") for the year and 13-month period ended October 31, 2006 and October 31, 2005 respectively (on which we issued our report dated December 15, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) under the *Securities Exchange Act of 1934*, we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal controls or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatement caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934* and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act of 1934* in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

December 15, 2006

NBF SECURITIES (USA) CORP.

(SEC I.D. No. 8-41790)

Balance sheet and supplemental schedules for the year ended October 31, 2006 and for the thirteen-month period ended October 31, 2005 and independent auditors' report and supplemental report on internal control

NBF SECURITIES (USA) CORP.
Table of contents

Deloitte.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-5321
Fax: 514-390-4111
www.deloitte.ca

Independent auditors' report

To the Stockholders of
NBF Securities (USA) Corp.

We have audited the accompanying balance sheets of NBF Securities (USA) Corp. (the "Company") as of October 31, 2006 and October 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of NBF Securities (USA) Corp. at October 31, 2006 and October 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

December 15, 2006

NBF SECURITIES (USA) CORP.

Balance sheet

As at October 31, 2006
(in U.S. dollars)

	October 31, 2006	October 31, 2005
	$	$
Assets		
Cash and cash equivalents	**8,743,032**	8,921,767
Cash deposit with clearing broker	**100,000**	100,000
Investment in marketable securities	**10,719**	-
Amounts receivable from clients (Note 3)	**40,942**	1,546,189
Amounts receivable from brokers and dealers (Notes 3 and 4(a))	**5,326,056**	9,006,744
Amounts receivable from a related party (Note 4(b))	**21,374,875**	15,266,306
Income taxes receivable	**500,394**	4,374,659
Furniture, equipment and leasehold improvements (Note 6)	**1,111**	2,212
Other assets	**136,809**	61,693
	36,233,938	39,279,570
Liabilities		
Amounts payable to clients (Note 3)	**1,373,040**	1,320,735
Amounts payable to brokers and dealers (Notes 3 and 4(a))	**3,993,957**	9,232,198
Amounts payable to a related company (Note 4(c))	**440,416**	850,494
Amounts payable - other	**966,692**	986,250
Deferred income taxes (Note 7)	**23,544**	340
	6,797,649	12,390,017
Stockholders' equity		
Class A preferred shares (Note 8)	**634**	634
Class B preferred shares (Note 8)	**12,405,823**	12,405,823
Common capital stock (Note 8)	**160,464**	160,464
Additional paid-in capital	**9,682,366**	9,682,366
Retained earnings	**7,187,002**	4,640,266
	29,436,289	26,889,553
	36,233,938	39,279,570

See notes to the balance sheet

Approved by the Board

....Director

....Director

(in U.S. dollars)

1. Description of business

The Company was incorporated under the *Companies Act* (Nova Scotia) on October 8, 2002, and began its business activities on January 2, 2003. The Company is a registered broker-dealer under the *Securities Exchange Act of 1934* and a member of the National Association of Securities Dealers (NASD). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of transactions.

2. Significant accounting policies

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 - *Accounting for Uncertainty in Income Taxes* - An Interpretation of FASB Statement No. 109 "FIN 48". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently analyzing the potential impact, if any, of FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measure on earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently analyzing the potential impact, if any, of SFAS 157 on its consolidated financial statements.

Basis of accounting

Customer securities transactions are recorded on a settlement date basis.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments in money market instruments with original maturities of three months or less that are not held for sale in the ordinary course of business.

2. Significant accounting policies (continued)

Financial instruments

The fair value of the Company's assets and liabilities that qualify as financial instruments approximates the carrying amounts presented in the balance sheet except for the preferred capital stock, which is described in Note 8.

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives based on the following methods and annual rates or periods:

Furniture	declining	20%
Computer equipment	straight-line	2 or 3 years
Leasehold improvements	straight-line	Lesser of terms of leases or estimated useful life

Income taxes

The Company uses the asset and liability method of accounting for deferred income taxes. Deferred income taxes are recognized based on the expected tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values, using the income tax rates in effect for the years in which the differences will reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Revenue recognition

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end exchange rates.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

(in U.S. dollars)

3. Amounts receivable from or payable to client and broker and dealer accounts

The Company monitors the credit standing of each of the customers and counterparties with which it conducts business. Client trades are settled in cash against delivery of securities.

Institutional client securities transactions with the Company are cleared by National Bank Financial Inc. ("NBFI"), a related company.

Amounts receivable from and payable to clients and brokers and dealers are due by the settlement date of the related trade transactions.

4. Related party transactions

(a) Included in the amounts receivable from brokers and dealers is a balance of $1,723,918 (2005 - nil) receivable from NBFI.

(b) The Company is subject to an operating agreement with NBFI. As at October 31, 2006, the Company had amounts receivable of $21,374,875 (October 31, 2005 - $15,266,306) from NBFI.

(c) Included in the amounts payable to brokers and dealers is a balance of nil (October 31, 2005 - $6,798,024) payable to NBFI.

(d) As at October 31, 2006, the Company had amounts payable of $440,416 (October 31, 2005 - $850,494) to Putnam Lovell NBF Securities Inc., a parent company.

(e) In the normal course of business, NBFI has guaranteed the performance by the Company of its settlement obligations to its customers and counterparties resulting from the Company's trades in securities and other financial instruments.

5. Net capital requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the *Securities Exchange Act of 1934,* which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. As at October 31, 2006, the Company had net capital, as defined, of $7,240,024 (2005 - $6,807,951), which was $6,990,024 (2005 - $6,557,951) in excess of its minimum net capital of $250,000.

(in U.S. dollars)

6. Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements at cost amount to $27,080 (2005 - $27,080). Accumulated depreciation amounts to $25,969 (2005 - $24,868).

7. Income taxes

As at October 31, 2006, the Company had recorded net deferred tax liabilities of $23,544 (2005 - $340), primarily attributable to temporary differences on unearned commissions.

8. Capital stock

Authorized capital stock :

100,000,000 common shares without nominal or par value

100,000,000 0.5 of 1% per month non-cumulative, non-voting and non-participating. Class A preferred shares having a par value of CDN$100 per share, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of the Class A shares, plus the dividends declared and unpaid

100,000,000 0.6 of 1% per month non-cumulative, non-voting and non-participating. Class B preferred shares without nominal or par value, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of the Class B shares, plus the dividends declared and unpaid

100,000,000 0.7 of 1% per month non-cumulative, non-voting and non-participating. Class C preferred shares without nominal or par value, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of the Class C shares, plus the dividends declared and unpaid

100,000,000 0.55 of 1% per month cumulative, non-voting and non-participating. Class D preferred shares having a par value of CDN$100 per share, redeemable at the option of the Company at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of the Class D shares, plus the dividends declared and unpaid

100,000,000 0.57 of 1% per month cumulative, non-voting and non-participating. Class E preferred shares without nominal or par value, redeemable at the option of the Company at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of the Class E shares, plus the dividends declared and unpaid.

(in U.S. dollars)

8. Capital stock (continued)

	October 31, 2006	October 31, 2005
	$	$
Issued and outstanding		
Preferred capital stock		
10 Class A preferred shares	**634**	634
1,000 Class B preferred shares	**12,405,823**	12,405,823
	12,406,457	12,406,457
Common capital stock		
25,010,000 Common shares	**160,464**	160,464
	12,566,921	12,566,921

The 10 Class A preferred shares issued and outstanding are retractable at a value of US$13,623,604 (CDN$15,265,249). The 1,000 Class B preferred shares issued and outstanding are retractable at a value of US$17,354,866 (CDN$19,446,127).

9. Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

Deloitte.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-5321
Fax: 514-390-4111
www.deloitte.ca

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

To the Stockholders of
NBF Securities (USA) Corp.

In planning and performing our audits of the financial statements and supplemental schedules of NBF Securities (USA) Corp. (the "Company") for the year and 13-month period ended October 31, 2006 and October 31, 2005 respectively (on which we issued our report dated December 15, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) under the *Securities Exchange Act of 1934*, we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal controls or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatement caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934* and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act of 1934* in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

December 15, 2006